June 27, 2012

Via EDGAR and Federal Express

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara Ransom

                 Dieter King

                 Daniel Leslie

Re:	Comment Letter dated June 19, 2012 to

 San Diego Gas & Electric Company

 Registration Statement on Form S-3

 Filed May 24, 2012, File No. 333-181639

Ladies and Gentlemen:

Our client, San Diego Gas & Electric Company (the “Company”) has the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s comment letter dated June 19, 2012 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-3 (the “Registration Statement”).

References below to “Amendment No. 1” refer to Amendment No. 1 to the Registration Statement, filed on the Commission’s EDGAR system on June 27, 2012. Amendment No. 1 contains changes to the Registration Statement as originally submitted to reflect changes made in response to the Comment Letter.

Incorporation by Reference, page 33

1.	Please add the current report on Form 8-K that you filed on June 11, 2012 to the list of documents that you are incorporating by reference. In this regard, we note that your language incorporating by reference additional documents that you file “after the date of this prospectus and . . . through the completion of the offering” is not sufficient to automatically incorporate this report. Please refer to Securities Act Forms Compliance and Disclosure Interpretations 123.05.

June 27, 2012

Response

The Company has revised page 33 of the prospectus in Amendment No. 1 to (i) incorporate by reference the Form 8-K filed on June 11, 2012 and (ii) provide that all filings filed by the Company pursuant to the Securities Exchange Act of 1934, as amended, after the date of the amended Registration Statement and prior to its date of effectiveness be deemed incorporated by reference into the prospectus.

Description of First Mortgage Bonds, page 14

2.	Please revise your disclosure to describe the laws governing the first mortgage bonds.

Response

The Company has added disclosure on page 23 of the prospectus in Amendment No. 1 to advise that the bonds will be governed by the laws of the State of California (except for matters pertaining to real property collateral outside such state, which will be governed by the law where such real property is located). Note, the mortgage and deed of trust dated as of July 1, 1940, which is the base indenture governing the First Mortgage Bonds, does not contain a choice of law provision. However, it is the current practice of the Company to provide for the choice of California law in the supplemental indenture governing each series of First Mortgage Bonds and the Company expects to do so for all future series.

Exhibit 5.1, Opinion of Latham & Watkins LLP

3.	Please have counsel revise clause (ii) in the second paragraph of its opinion to identify and include the laws that govern the Bonds Indenture.

Response

The revised opinion of Latham & Watkins LLP filed with Amendment No. 1 (the “Opinion”) has been revised to indicate that, as explained in the response to Comment 2 above, California law is expected to govern each series of the First Mortgage Bonds.

4.	Please have counsel revise the first numbered paragraph on page 2 of its opinion to reflect, if true, that the Notes Indenture has already been duly authorized, executed and delivered. Please have counsel make conforming revisions to the applicable assumptions in the second paragraph on page 3 of the opinion.

Response

The Company confirms that the form of senior debt securities indenture (the “Notes Indenture”) has not been finally authorized, nor has it been executed and delivered. The Company has never issued senior debt securities pursuant to the Notes Indenture and would expect to execute and deliver the Notes Indenture and a related supplemental indenture pertaining to the applicable series of debt securities at such time, if ever, that it issues such debt securities. Pursuant to the resolutions of the Company’s board of directors pertaining to the Notes Indenture (made in connection with the Company’s Registration Statement on Form S-3 filed on December 19, 2000), final authorization of the Notes Indenture will occur upon such execution and delivery.

June 27, 2012

5.	Regarding the second numbered paragraph on page 2 of counsel’s opinion, please confirm for us whether the supplemental indenture for the First Mortgage Bonds has already been duly authorized, executed and delivered. If these actions have already occurred, please have counsel revise its opinion accordingly, including making conforming revisions, as necessary, to the applicable assumptions in the second paragraph on page 3.

Response

The Company confirms that no supplemental indenture for any series of First Mortgage Bonds to be offered pursuant to the Registration Statement has been authorized, executed and delivered; such authorization, execution and delivery is expected to occur in connection with the issuance of the applicable series of First Mortgage Bonds.

6.	Regarding the second paragraph on page 3 of counsel’s opinion, please have counsel revise the tense of the paragraph to reflect, if true, that the Notes and the First Mortgage Bonds have not yet been duly authorized, executed and delivered and that such actions will occur in the future.

Response

The Opinion has been revised as requested.

7.	Regarding clauses (c)(i) and (c)(ii) in the second paragraph on page 3 of counsel’s opinion, please either have counsel provide us with an explanation as to why it believes these assumptions are necessary and appropriate and do not undermine counsel’s opinions in the first and second numbered paragraph on page 2 or have counsel delete the clauses. Please refer to Section II.B.3.a of Staff Legal Bulletin 19.

Response

The Opinion has been revised to delete the clauses.

8.	Please confirm that when a takedown occurs you will file an appropriately unqualified, updated legality opinion. Please refer to Section II.B.2.a of Staff Legal Bulletin 19.

Response

The Company confirms that when a takedown occurs the Company will file an appropriately unqualified, updated legality opinion.

June 27, 2012

At the Staff’s request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing answers are responsive to your comments. If you have any questions in connection with our responses to your comments, please feel free to contact me by telephone at (858) 523-5406 or via email at barry.clarkson@lw.com.

Sincerely,

/s/ Barry M. Clarkson

Barry M. Clarkson

of Latham & Watkins LLP

cc:	Robert M. Schlax

W. Davis Smith

James M. Spira